99.11

CONSENT OF GLENN R. CLARK & ASSOCIATES

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral reserve and mineral resource calculations for the El Cubo Mine (excluding Dolores);

2. The annual information form of the Company dated March 28, 2012, which includes reference to the undersigned's name in connection with information relating to the El Cubo Mine (excluding Dolores) and the properties described therein.

GLENN R. CLARK & ASSOCIATES

Glenn R Clark

By: Glenn R. Clark, P. Eng.
Title: Principal

Date: March 28, 2012